

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2021

Beau Blair
Chief Executive Officer
ARK GLOBAL ACQUISITION CORP.
4235 Hillsboro Pike, Suite 300
Nashville, TN 37215

Re: ARK GLOBAL ACQUISITION CORP.
Form S-1 filed January 27, 2021
File No. 333-251832

Dear Mr. Blair:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Form S-1 filed January 27, 2021

Our amended and restated certificate of incorporation will require,..., page 61

1. This section indicates that claims under the Securities Act may be filed In the federal district courts of the United States of America. Section 11.1 of Exhibit 3.2 indicates that the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction for claims under the Securities Act. Please reconcile the disclosure with the Exhibit.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction